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                                                              September 19, 2006

VIA EDGAR

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
100 F. Street N.E.
Mail Stop 6010
Washington, D.C.  20549

Re:      Castlewood Holdings Limited
         Registration Statement on Form S-4
         Filed July 11, 2006
         File No. 333-135699

Dear Mr. Riedler:

         On behalf of Castlewood Holdings Limited, a Bermuda company (the "Company"), we are today filing with the Securities and Exchange Commission via EDGAR, Amendment No. 1 to the Company's Registration Statement on Form S-4 ("Amendment No. 1"). Amendment No. 1 revises the above-referenced Registration Statement in response to the comment letter from the Staff of the Commission to the Company dated August 15, 2006 (the "Comment Letter").

         For your convenience, we have repeated below in bold type the Staff's comments to which the Company is responding and have set forth the Company's response immediately below the applicable comment. References to page numbers in the responses below are to page numbers in the version of Amendment No. 1 that is marked to indicate the changes made from the filing of the Registration Statement on July 11, 2006.

         The Company has arranged for copies of Amendment No. 1 and this letter to be delivered to each member of the Staff referenced in the Comment Letter.


LETTER TO SHAREHOLDERS

1. PLEASE REFER TO THE THIRD PARAGRAPH OF THE LETTER. IN THE SECOND SENTENCE YOU STATE THAT THE ENSTAR BOARD POSTPONED THE ANNUAL MEETING SCHEDULED FOR JUNE 2, 2006 BECAUSE THE MEMBERS DETERMINED THAT THE PROXY STATEMENT "REQUIRED AMENDMENT TO DESCRIBE CERTAIN TERMS AND IMPLICATIONS OF THE CONTEMPLATED MERGER TRANSACTION." WE NOTE THAT THE PROXY STATEMENT RELATED ONLY TO THE ELECTION OF DIRECTORS AND THE RATIFICATION OF YOUR AUDITING FIRM. IT DID NOT INVOLVE THE MERGER TRANSACTION. PLEASE REVISE THE LETTER TO CORRECTLY DESCRIBE THE PROPOSALS CONTAINED IN THE PREVIOUS PROXY STATEMENT.

         Enstar has revised the letter to its shareholders to address the Staff's comments.
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COMMENTS APPLICABLE TO THE ENTIRE DOCUMENT

2. IT IS UNCLEAR WHETHER YOU INTEND TO USE THIS PROSPECTUS FOR THE REOFFERING TO THE PUBLIC OF SECURITIES BY PERSONS RECEIVING STOCK IN THE MERGER. PLEASE REFER TO GENERAL RULE A.1 TO THE FORM S-4 AND ADVISE. IF SO, PLEASE PROVIDE THE INFORMATION SPECIFIED IN ITEM 7 OF THE FORM S-4.

         The prospectus that makes up part of the Form S-4 Registration Statement (the "Registration Statement") will not cover the reoffering to the public of securities by persons receiving stock in the merger. It covers only the issuance of shares in the merger.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING -- PAGE Q-1

3. IF YOU RETAIN THIS SECTION, THE Q AND A'S SHOULD BE LIMITED TO PROCEDURAL MATTERS AND SHOULD NOT INCLUDE ANY MATTERS RELATED TO THE SUBSTANCE OF THE TRANSACTION. IN ADDITION, IT SHOULD NOT INCLUDE INFORMATION THAT IS PRESENTED ELSEWHERE IN THE FOREFRONT OF THE DOCUMENT. CURRENTLY, MOST OF THE Q AND A'S INVOLVE SUBSTANTIVE MATTERS AND/OR REPEAT INFORMATION ALSO PROVIDED ON THE COVER PAGE, IN THE NOTICES OF THE MEETINGS AND IN THE SUMMARY. WE THINK THAT IN MOST CASES, THE REPETITIVE INFORMATION IS MORE APPROPRIATELY DISCLOSED IN THE SUMMARY. PLEASE REVISE THE ENTIRE SECTION ACCORDINGLY.

         The Company has revised the Q and A's to address the Staff's comment.

SUMMARY -- PAGE 1

4. PLEASE DELETE THE GLOSSARY YOU HAVE INCLUDED AT THE FOREFRONT OF THE SUMMARY. INSTEAD, PLEASE EXPLAIN WHAT THESE TERMS MEAN AT THE FIRST PLACE THEY ARE USED IN YOUR DOCUMENT. WE THINK THAT IN MOST CASES THE MEANINGS OF THESE TERMS ARE OBVIOUS WHEN USED IN CONTEXT, AND VERY LITTLE EXPLANATION WILL BE REQUIRED FOR THEIR MEANINGS TO BE CLEAR.

         In light of the Staff's comment, the Company has deleted the glossary and added defined terms where appropriate.

5. IN THE NEXT TO LAST PARAGRAPH ON PAGE 2, PLEASE EXPLAIN WHAT THE TERM "EQUITY AFFILIATES" MEANS. ALSO, PROVIDE A MORE ROBUST DESCRIPTION OF WHAT ENSTAR'S BUSINESS CURRENTLY CONSISTS OF. IT DOES NOT APPEAR THAT ENSTAR HAS ANY OPERATIONS OUTSIDE OF ITS INVESTMENTS IN CASTLEWOOD AND B.H. ACQUISITION, SO WE DON'T UNDERSTAND WHY YOU HAVEN'T SIMPLY SAID THAT YOUR BUSINESS CONSISTS OF YOUR INVESTMENTS IN THE ENTITIES. IF YOU HAVE OTHER INVESTMENTS, YOU SHOULD SAY SO AND BRIEFLY DESCRIBE THEM.

         Enstar has deleted the reference to equity-owned affiliates and expanded the description of Enstar's business on page 1. Since Enstar's other affiliates are described in its annual report on Form 10-K/A, incorporated in the registration statement by reference, and are not material, they have not been described further in Amendment No. 1.

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         YOU ALSO NEED TO CLEARLY INDICATE THAT CASTLEWOOD AND ENSTAR ARE
         RELATED PARTIES, DESCRIBE THE EXTENT OF THEIR COMMON OWNERSHIP AND THE NATURE AND EXTENT OF THEIR CURRENT BUSINESS ACTIVITIES. DISCLOSE WHETHER THE BUSINESS AND ASSETS OF NEW ENSTAR WILL BE THE SAME AS THOSE OF ENSTAR. IF NOT, EXPLAIN HOW THEY WILL DIFFER.

         The Company has added additional disclosure on page 1 to address the Staff's comment.

6. CLEARLY INDICATE THAT CASTLEWOOD AND ENSTAR ARE RELATED PARTIES AND THAT THE NEGOTIATIONS WERE NOT ARM'S-LENGTH.

         The Company and Enstar believe that, despite the fact that they are related parties, the negotiations were at arm's-length (please see response to Comment 30). In addition, the transaction was approved unanimously by Enstar's board of directors, including all of its independent directors.

         However, in light of the Staff's comment, the Company has provided additional disclosure on page 4.

         ALSO DISCLOSE THAT ENSTAR'S BOARD DID NOT FORM AN INDEPENDENT COMMITTEE OR RETAIN A FINANCIAL ADVISOR TO EVALUATE THE FAIRNESS OR ADEQUACY OF THE MERGER TERMS OR CONSIDERATION.

         Enstar has added additional disclosure on pages 42 and 43 to address the Staff's comment.

7. PLEASE DISCLOSE IN THE SUMMARY AND AT OTHER RELEVANT PLACES IN THE REGISTRATION STATEMENT WHAT PERCENTAGE OF NEW ENSTAR'S OUTSTANDING SHARES WILL BE OWNED BY MANAGEMENT AND THEIR AFFILIATES SUBSEQUENT TO THE MERGER.

         The Company has added additional disclosure on pages 5 and 41 to address the Staff's comment.

8. PLEASE DISCLOSE HOW MANY SHAREHOLDERS ENSTAR HAS PRIOR TO THE MERGER, AND HOW MANY CASTLEWOOD HAS.

         The Company has provided this information on page 1.

9. WE NOTE THAT THIS TRANSACTION WILL REDUCE THE CURRENT NON-AFFILIATED PUBLIC SHAREHOLDERS' INTEREST IN ENSTAR FROM 68% TO 32%. PLEASE CONSIDER WHETHER THIS IS INFORMATION THAT SHOULD BE INCLUDED IN THE SUMMARY AND WHETHER THIS DIMINUTION OF OWNERSHIP INTERESTS SHOULD ALSO BE ADDRESSED IN A RISK FACTOR. IF YOU DO NOT BELIEVE THAT THIS INFORMATION SHOULD BE INCLUDED IN THE SUMMARY AND A RISK FACTOR, PROVIDE ADDITIONAL DISCLOSURE EXPLAINING HOW THE BOARD JUSTIFIES THIS REDUCTION IN OWNERSHIP INTEREST. THE REVISED DISCLOSURE SHOULD DESCRIBE THE ASSETS OR FINANCIAL RESOURCES THE PUBLIC SHAREHOLDERS WILL OBTAIN IN RETURN FOR THIS DIMINUTION OF THEIR INTERESTS.

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         The Company has added additional disclosure on page 5 to address the
         Staff's comment.

         In addition, the Company has added an additional Risk Factor on page
         18.

10. WE NOTE THAT A LARGE PROPORTION OF THE BUSINESS DONE BY CASTLEWOOD CURRENTLY INVOLVES TRANSACTIONS WITH COMPANIES AND PARTNERSHIPS MANAGED OR CONTROLLED BY MR. FLOWERS, WHO WILL BE A MEMBER OF THE BOARD OF DIRECTORS OF NEW ENSTAR AFTER THE MERGER. PLEASE DISCLOSE THE STEPS THAT WILL BE TAKEN BY NEW ENSTAR TO ADDRESS THE CONFLICT OF INTEREST ISSUES INVOLVED IN THESE TRANSACTIONS, AS WELL AS THE OTHERS DISCLOSED BEGINNING ON PAGE 150 OF THE PROSPECTUS. WE MAY HAVE FURTHER COMMENT AFTER REVIEWING YOUR RESPONSE.

         Transactions with affiliates of Mr. Flowers do not represent a large proportion of the business conducted by the Company. The Company's principal business involves the acquisition and management of insurance and reinsurance companies in run-off. To date, the Company has executed only two transactions within this core business through a majority-owned subsidiary, Hillcot Holdings Ltd. ("Hillcot"), in which Mr. Flowers has an indirect interest. (The Company owns a 50.1% economic interest and a 50% voting interest in Hillcot and the Company has consolidated Hillcot in its financial statements. Shinsei Bank, of which Mr. Flowers is the largest stockholder and a director, holds a 49.9% economic interest in Hillcot.) These transactions are disclosed on pages 77, 78 and 150. Other transactions with Mr. Flowers (all of which have been disclosed) have been investments by the Company into entities controlled by Mr. Flowers with the Company receiving terms no less favorable than would be available in the absence of a conflict. Such investments represented less than 2.4% of the Company's invested assets as of June 30, 2006.

         The Company's board of directors includes representatives of its stockholders other than Enstar, including two directors appointed by Trident II, L.P. (Trident II, L.P. and its affiliates own an approximate 32.03% economic interest in the Company) and two directors appointed by members of the Company's management who own an approximate 32.03% economic interest in the Company. Each of these directors represented interests other than that of Mr. Flowers with respect to considering and approving these transactions. The involvement of these directors has helped to assure that transactions involving Mr. Flowers were negotiated on an arm's-length basis with terms no less favorable to the Company than could have been obtained in the absence of a conflict.

         Following the merger, New Enstar's board of directors will consist of 10 members, including four independent directors (as defined in the Nasdaq Marketplace Rules).

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INTERESTS OF CERTAIN PERSONS IN THE MERGER -- PAGE 11

11. IT IS UNCLEAR WHETHER ANY MEMBERS OF THE CASTLEWOOD AND ENSTAR MANAGEMENTS HAVE PROVISIONS IN THEIR EMPLOYMENT AGREEMENTS THAT COULD BE TRIGGERED AS A RESULT OF THE MERGER TRANSACTIONS. PLEASE ADVISE OR REVISE AS APPROPRIATE.

         As described on page 54 of the Registration Statement and page 52 of Amendment No. 1, 80,000 options granted to Enstar directors and officers will vest upon the consummation of the merger and Mr. Frazer will be entitled to receive severance benefits upon the expected termination of his employment with Enstar immediately following the merger. There are no other provisions in agreements with Enstar management that will be triggered as a result of the merger.

         There are no agreements with Castlewood management that will be triggered as a result of the merger. The merger will not constitute a "change of control" as such term is or will be defined under the employment agreements of Messrs. Silvester, Packer, O'Shea and Oros.

PER SHARE MARKET PRICE INFORMATION -- PAGE 17

12. PLEASE REFER TO THE LAST PARAGRAPH ON PAGE 17. IT IS INAPPROPRIATE TO STATE THAT NEW ENSTAR'S ORDINARY SHARES ARE "ANTICIPATED TO BE APPROVED FOR LISTING" ON NASDAQ. WE WILL NOT OBJECT IF YOU STATE, INSTEAD, THAT YOU HAVE APPLIED TO HAVE NEW ENSTAR'S SHARES LISTED FOR TRADING ON NASDAQ.

         The Company has revised the disclosure on page 16 to address the Staff's comment.

RISK FACTORS -- PAGE 19

13. A NUMBER OF YOUR RISK FACTORS, IN BOTH THE REGISTRATION STATEMENT AND THE ENSTAR FORM 10-K INCORPORATED BY REFERENCE, ARE TOO VAGUE AND GENERIC TO BE MEANINGFUL TO AN INVESTOR. PLEASE REVISE THE ENTIRE RISK FACTOR SECTION OF EACH DOCUMENT TO ENSURE THAT EACH RISK FACTOR INCLUDES AN ADEQUATE FACTUAL CONTEXT FOR EVALUATING THE RISK. THE FACTS YOU INCLUDE SHOULD ADDRESS THE SPECIFIC IMPACTS THE RISKS WOULD HAVE ON YOUR BUSINESS AND YOUR OPERATIONS, AS OPPOSED TO COMPANIES IN GENERAL. YOU SHOULD ALSO QUANTIFY THE INFORMATION TO THE EXTENT PRACTICABLE. THE FOLLOWING ARE SOME EXAMPLES, BUT NOT AN EXHAUSTIVE LIST, OF RISK FACTORS THAT NEED REVISION:

         o "OUR INABILITY TO SUCCESSFULLY MANAGE OUR PORTFOLIO OF INSURANCE AND REINSURANCE COMPANIES IN RUN-OFF MAY ADVERSELY IMPACT OUR ABILITY TO GROW OUR BUSINESS AND MAY RESULT IN LOSSES." -- PAGE 21

         o "OUR INSURANCE AND REINSURANCE SUBSIDIARIES' REINSURERS MAY NOT SATISFY THEIR OBLIGATIONS TO OUR INSURANCE AND REINSURANCE SUBSIDIARIES." -- PAGE 22

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         o        THE EFFECTS OF EMERGING CLAIM AND COVERAGE ISSUES ON OUR
                  BUSINESS ARE UNCERTAIN." -- PAGE 23

         o "INSURANCE LAWS AND REGULATIONS RESTRICT OUR ABILITY TO OPERATE, AND ANY FAILURE TO COMPLY WITH THESE LAWS AND REGULATIONS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS." -- PAGE 23

         o "CONFLICTS OF INTEREST MIGHT PREVENT US FROM PURSUING DESIRABLE INVESTMENT AND BUSINESS OPPORTUNITIES." -- PAGE 25

         The Company has revised the Risk Factors section to address the Staff's comment.

         Enstar has revised its Risk Factors to address the Staff's comments. Please see Enstar's revised Risk Factors as filed in its Form 10-K/A dated September 20, 2006.

14. PLEASE INCLUDE APPROPRIATE RISK FACTOR DISCLOSURE REGARDING THE CONFLICTS OF INTEREST INHERENT IN THE BUSINESS CURRENTLY CONDUCTED BY CASTLEWOOD, AND DESCRIBE ANY STEPS THAT WILL BE TAKEN BY NEW ENSTAR TO ENSURE THAT FUTURE TRANSACTIONS ENTERED INTO BY NEW ENSTAR ARE AT LEAST AS FAVORABLE AS COULD BE OBTAINED FROM UNAFFILIATED PARTIES.

         The Company has revised the Risk Factor regarding conflicts of interest on page 25 to address the Staff's comment.

15. WE NOTE THAT MR. OROS WILL BE BOTH NEW ENSTAR'S EXECUTIVE CHAIRMAN AND A MEMBER OF ITS BOARD, AS WELL AS THE MANAGING DIRECTOR OF J.C. FLOWERS & CO. LLC WHICH WILL MANAGE THE FLOWERS FUND. PLEASE INCLUDE APPROPRIATE RISK FACTOR DISCLOSURE REGARDING THE AMOUNT OF MR. OROS' TIME THAT WILL BE SPENT ON COMPANY BUSINESS AND THE CONFLICTS OF INTEREST INHERENT IN HIS DUAL ROLES.

         The Company has revised its Risk Factors on page 26 to address the Staff's comment.

16. PLEASE PROVIDE APPROPRIATE RISK FACTOR DISCLOSURE REGARDING THE RISKS INHERENT IN MR. FLOWERS' CURRENT OWNERSHIP INTERESTS IN ENSTAR, CASTLEWOOD AND ITS AFFILIATES AND NEW ENSTAR. WE NOTE THAT MOST OF THE TRANSACTIONS THAT CASTLEWOOD HAS ENTERED INTO INVOLVE ENTITIES THAT MR. FLOWERS MANAGED OR CONTROLLED. THE RISK FACTOR SHOULD ADDRESS THE SPECIFIC ADVERSE EFFECTS THE SHAREHOLDERS ARE AT RISK OF SUFFERING AS A RESULT OF MR. FLOWERS' COMMON OWNERSHIP OF THESE ENTITIES, THE ROLE MR. FLOWERS WILL PLAY IN NEW ENSTAR, AND WHETHER NEW ENSTAR WILL CONTINUE TO ENGAGE IN TRANSACTIONS WITH OTHER ENTITIES OWNED OR CONTROLLED BY MR. FLOWERS.

         The Company has revised its Risk Factors on page 26 to address the Staff's comment.

IF WE ARE UNABLE TO IMPLEMENT OUR BUSINESS STRATEGIES, OUR BUSINESS AND FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED -- PAGE 21

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17.      YOU SAY THAT YOU MAY BE UNABLE TO IMPLEMENT YOUR STRATEGIES FULLY OR
         REALIZE THE ANTICIPATED RESULTS OF YOUR STRATEGIES AS A RESULT OF "SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES." PLEASE EXPAND THE RISK FACTOR TO BRIEFLY IDENTIFY THE ANTICIPATED RESULTS AND THE UNCERTAINTIES AND CONTINGENCIES YOU REFER TO.

         The Company has revised the Risk Factor on page 20 to address the Staff's comment.

IF OUR INSURANCE AND REINSURANCE SUBSIDIARIES' LOSS RESERVES ARE INADEQUATE TO COVER THEIR ACTUAL LOSSES, OUR INSURANCE AND REINSURANCE SUBSIDIARIES' NET INCOME AND CAPITAL AND SURPLUS WOULD BE REDUCED -- PAGE 21

18. PLEASE QUANTIFY YOUR EXPERIENCE TO DATE IN REGARD TO MAINTAINING ADEQUATE RESERVES TO COVER YOUR LIABILITIES TO DATE IN THE RUNOFF BUSINESSES.

         The Company has revised the Risk Factor on page 21 to address the Staff's comment.

19. IN THE LAST PARAGRAPH OF THIS RISK FACTOR YOU REFER TO THE DIFFICULTY IN ESTIMATING YOUR SUBSIDIARIES' RESERVES FOR POTENTIAL ASBESTOS AND ENVIRONMENTAL LIABILITIES. PLEASE PROVIDE MORE DETAIL REGARDING YOUR OBLIGATIONS FOR THE LIABILITIES. FOR EXAMPLE, DISCLOSE WHAT PROPORTION OF YOUR BUSINESS INVOLVES SUCH CLAIMS, WHAT YOUR EXPERIENCE HAS BEEN TO DATE, AND OTHER INFORMATION THAT WILL ENABLE AN INVESTOR TO UNDERSTAND THE FULL EXTENT OF THIS RISK. IN THIS REGARD WE HAVE NOTED THE DISCLOSURE ON PAGE 77 INDICATING THAT CASTLEWOOD'S LOSS RESERVES ARE "LARGELY RELATED" TO ASBESTOS AND ENVIRONMENTAL EXPOSURES. THE DISCLOSURE SHOULD BE QUANTIFIED TO THE EXTENT PRACTICABLE.

         The Company has revised the Risk Factor on page 21 and revised its disclosure on page 110 to address the Staff's comment.

FUTURE ACQUISITIONS MAY EXPOSE US TO OPERATIONAL RISKS -- PAGE 24

20. PLEASE REVISE THE SUBHEADING TO IDENTIFY A SPECIFIC RISK AND ITS POTENTIAL ADVERSE CONSEQUENCES.

         The Company has revised the Risk Factor on page 24 to address the Staff's comment.

CERTAIN EXIT AND FINALITY STRATEGIES MAY NOT CONTINUE TO BE AVAILABLE -- PAGE 24

21. CURRENTLY, NEITHER THE SUBHEADING NOR BODY OF THIS RISK FACTOR CLEARLY IDENTIFY A SPECIFIC RISK OR ITS CONSEQUENCES. YOU NEED TO EXPLAIN WHAT A "SOLVENT SCHEME OF ARRANGEMENT" IS AND HOW YOU USE SUCH A SCHEME IN YOUR BUSINESS. ALSO EXPLAIN WHAT ARRANGEMENTS HAVE NOT RECEIVED THE REQUIRED CREDITOR OR COURT APPROVALS AND WHAT THE ADVERSE CONSEQUENCE(S) OF THIS HAVE BEEN. ALSO, EXPLAIN WHAT YOUR ALTERNATIVES ARE WHEN SUCH A FAILURE TO APPROVE OCCURS. FINALLY, QUANTIFY THE DISCLOSURE TO THE EXTENT PRACTICABLE. WE MAY HAVE ADDITIONAL COMMENTS.

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         The Company has revised the Risk Factor on page 24 to address the
         Staff's comment.

THE MARKET VALUE OF OUR ORDINARY SHARES MAY DECLINE IF LARGE NUMBERS OF SHARES ARE SOLD FOLLOWING THE MERGER -- PAGE 26

22. YOU SAY THAT ENSTAR'S COMMON STOCK HAS BEEN THINLY TRADED IN THE PAST. PLEASE QUANTIFY THE DISCLOSURE, AND EXPLAIN WHY, TO THE EXTENT YOU KNOW, THAT THIS HAS BEEN THE CASE, AND WHETHER THERE IS ANY REASON TO BELIEVE THAT THE SITUATION WILL BE THE SAME OR DIFFERENT IN THE FUTURE.

         The Company has revised the Risk Factor on page 26 to address the Staff's comment.

OUR STOCK PRICE MAY EXPERIENCE VOLATILITY, THEREBY CAUSING A POTENTIAL LOSS OF VALUE TO OUR INVESTORS -- PAGE 26

23. PLEASE QUANTIFY ENSTAR'S EXPERIENCE WITH STOCK PRICE VOLATILITY IN THE PAST AND DISCUSS WHETHER THE MERGER WILL AFFECT THE FACTORS THAT HAVE AFFECTED YOUR STOCK PRICE IN THE PAST.

         The Company has revised the Risk Factor on page 27 to address the Staff's comment.

HOLDERS OF OUR ORDINARY SHARES MAY FACE DIFFICULTIES PROTECTING THEIR INTERESTS BECAUSE WE ARE INCORPORATED UNDER BERMUDA LAW -- PAGE 28

24. AT THE PRESENT TIME THIS RISK FACTOR DOES NOT DESCRIBE A SPECIFIC RISK OR ITS POTENTIAL ADVERSE CONSEQUENCES. PLEASE REVISE BOTH THE BODY AND SUBHEADING TO SPECIFICALLY IDENTIFY THE SUBSTANCE OF THE BERMUDA LAWS YOU ARE REFERRING TO, AND WHAT THEIR POTENTIAL ADVERSE CONSEQUENCES ARE FOR U.S. INVESTORS. FOR EXAMPLE, YOU NEED TO CLEARLY INDICATE, IF TRUE, THAT BERMUDA LAW WILL NOT ALLOW YOUR SHAREHOLDERS TO SUE YOU IN BERMUDA COURTS AND DISCUSS THE RAMIFICATION FOR U.S. INVESTORS THAT MIGHT SEEK REDRESS FOR VARIOUS MATTERS RELATED TO THEIR OWNERSHIP OF YOUR STOCK.

         The Company has revised both the subheading and risk factor on page 29 to address the Staff's comment.

OUR BOARD OF DIRECTORS MAY DECLINE TO REGISTER A TRANSFER OF OUR ORDINARY SHARES UNDER CERTAIN CIRCUMSTANCES -- PAGE 29

25. PLEASE EXPAND THE RISK FACTOR TO MORE SPECIFICALLY IDENTIFY THE CONSEQUENCES THAT MIGHT RESULT FROM THESE ACTIONS, AND THE CIRCUMSTANCES IN WHICH THE BOARD MIGHT REFUSE TO REGISTER THE TRANSFERS. PLEASE ALSO CLEARLY DISCLOSE HOW YOUR RESTRICTIONS DIFFER FROM THOSE THAT ARE KNOWN TO BE ENFORCEABLE UNDER BERMUDA LAW. WE MAY HAVE FURTHER COMMENT AFTER REVIEWING YOUR RESPONSE.

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         The Company believes that it has adequately addressed the risks and consequences associated with its board's decision to decline a transfer of its ordinary shares. The risk factor describes the circumstances in which the board may determine to decline a transfer and what options the board may pursue in the event that it should decline such a transfer and the effects that such an event would have on the shareholder.

WE CANNOT PREDICT OUR FUTURE TAX LIABILITIES -- PAGE 29

26. PLEASE REVISE THE SUBHEADING TO IDENTIFY A SPECIFIC RISK AND ITS POTENTIAL ADVERSE CONSEQUENCES.

         The Company has amended the subheading on page 30 to address the Staff's comment.

27. YOU HAVE NOT PROVIDED AN ADEQUATE FACTUAL CONTEXT FOR THIS RISK, OR EVEN CLEARLY DELINEATED WHAT THE RISK IS. PLEASE IDENTIFY THE SUBSTANCE OF THE SPECIFIC REQUIREMENTS YOU ARE REFERRING TO AND EXPLAIN HOW YOU COULD BE ADVERSELY AFFECTED. YOUR DISCLOSURE CURRENTLY DOES NOT DISCLOSE THE MATERIAL TERMS OF THE TAX TREATY YOU REFER TO OR QUANTIFY THE IMPACT OF THE TREATY. PLEASE REVISE THE DISCLOSURE ACCORDINGLY.

         The Company has amended the Risk Factor on page 30 to address the Staff's comment.

U.S. PERSONS WHO OWN OUR ORDINARY SHARES MIGHT BECOME SUBJECT TO ADVERSE U.S. TAX CONSEQUENCES AS A RESULT OF "RELATED PARTY INSURANCE INCOME . . ." -- PAGE 30

U.S. PERSONS WHO OWN OUR ORDINARY SHARES WOULD BE SUBJECT TO ADVERSE TAX CONSEQUENCES IF WE OR ONE OR MORE OF OUR NON-U.S. SUBSIDIARIES WERE CONSIDERED A "PASSIVE FOREIGN INVESTMENT COMPANY..." -- PAGE 30

28. PLEASE PROVIDE A MORE ADEQUATE FACTUAL CONTEXT FOR EVALUATING THE RISKS. YOUR CURRENT DISCLOSURE DOES NOT INCLUDE A FACTUAL CONTEXT, AND THE DISCLOSURE ITSELF IS TOO VAGUE AND GENERIC TO BE MEANINGFUL.

         RPII and PFIC tax risks are complex and quite technical. As a result, they are not easily described in the plain english format of the Risk Factors. The Company has elected not to materially modify the risk factors themselves, but to notify potential shareholders that such risks exist and Amendment No. 1 provides a cross reference to more thorough disclosure of RPII and PFIC elsewhere in the proxy statement/prospectus. The Company believes the level of detail provided in these disclosures is comparable to that generally provided in similar disclosures in prospectuses of other Bermuda insurance companies.

THE PROPOSED MERGER - PAGE 41

29.      PLEASE DISCLOSE AND DISCUSS THE BUSINESS PURPOSE FOR THE MERGER
         TRANSACTION.

         The business purpose for the merger is described on pages 44 and 46.

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30.      PLEASE DISCUSS THE STEPS THAT ENSTAR TOOK TO PROTECT THE INTERESTS OF
         THE UNAFFILIATED SHAREHOLDERS WHEN THIS TRANSACTION WAS NEGOTIATED. IT DOES NOT APPEAR THAT THERE WAS AN INDEPENDENT COMMITTEE ESTABLISHED TO DETERMINE THE FAIRNESS OF THE MERGER CONSIDERATION TO NON-AFFILIATED SHAREHOLDERS. YOUR REVISED DISCLOSURE SHOULD EXPLAIN WHY MANAGEMENT DID NOT BELIEVE THAT SUCH AN INDEPENDENT COMMITTEE WAS WARRANTED, PARTICULARLY IN LIGHT OF THE EXISTING RELATIONSHIPS BETWEEN THE COMPANIES AND MEMBERS OF MANAGEMENT, AND WHY THE BOARDS OF BOTH COMPANIES BELIEVE THAT MERGER AND ITS CONSIDERATION ARE FAIR TO THE UNAFFILIATED SHAREHOLDERS.

         Since the transaction was negotiated on an arm's-length basis by representatives of Enstar whose principal interests were aligned with the interests of the non-affiliated Enstar shareholders, Enstar did not believe that the non-affiliated shareholders' interests needed additional protection.

         Descriptions of the additional steps that were nevertheless taken to protect those interests and of the board's consideration of the advisability of establishing an independent committee has been added on page 42.

         The disclosure on pages 42 through 46 has been expanded to explain further why the Enstar board believes the merger and its consideration are fair to the unaffiliated shareholders.

31. PLEASE EXPAND THE DISCUSSION TO EXPLAIN HOW THE MERGER CONSIDERATION WAS DETERMINED AND WHAT IT IS BASED ON. CURRENTLY, NO EXPLANATION IS GIVEN AS TO HOW THESE TERMS WERE REACHED, OR ON WHAT BASIS THE ENSTAR BOARD HAS DETERMINED THAT THE CONSIDERATION IS FAIR AND IN THE BEST INTERESTS OF ENSTAR AND ITS SHAREHOLDERS AS STATED IN THE LAST PARAGRAPH ON PAGE 43.

         Additional disclosure responsive to the Staff's comments has been provided on pages 42 through 46.

32. YOU STATE THAT THE ENSTAR DIRECTORS VOTED UNANIMOUSLY TO APPROVE THE TRANSACTION. PLEASE CLARIFY WHETHER ALL OF THE DIRECTORS WERE PRESENT AND VOTED.

         All of Enstar's directors were present and voted. The Company and Enstar revised the disclosure on the cover to the proxy statement, in the letter to Enstar shareholders and on page 44 to address the Staff's comment.

ENSTAR'S REASONS FOR THE MERGER -- PAGE 43

33. PLEASE EXPAND THE DISCLOSURE IN THIS SECTION TO EXPLAIN HOW EACH IDENTIFIED FACTOR CONTRIBUTED TO THE BOARD'S CONCLUSION THAT THE TRANSACTION WAS "ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF ENSTAR AND ITS SHAREHOLDERS." WE NOTE, AMONG OTHER THINGS, THAT THE LAST BULLET IN YOUR LIST OF FACTORS CONSIDERED IS "THE OTHER RISKS DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 19." YOU NEED TO PROVIDE A

         REASONABLY DETAILED EXPLANATION OF HOW EACH OF THE BULLETED FACTORS, INCLUDING EACH OF THE RISK FACTORS YOU CITED IN THE RISK FACTOR SECTION OF THE DOCUMENT, CONTRIBUTED TO THE CONCLUSION THAT THE TRANSACTION WAS ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF ENSTAR AND ITS SHAREHOLDERS."

         Enstar has revised the disclosure on pages 44 through 46 to address the Staff's comment. Please note that Enstar does not believe it is feasible to explain how each identified factor contributed to the board's conclusion that the transaction was advisable and fair. Enstar's board did not assign any special or relative weight to any factor, and each director may have weighted different factors differently.

34. YOU INDICATE THAT SOME OF ENSTAR'S DIRECTORS AND EXECUTIVE OFFICERS HAVE INTERESTS IN THE PROPOSED TRANSACTIONS THAT ARE DIFFERENT FROM, OR IN ADDITION TO, THOSE OF THE UNAFFILIATED SHAREHOLDERS. PLEASE REVISE THE DISCLOSURE TO IDENTIFY THE SPECIFIC INTERESTS OF EACH DIRECTOR AND OFFICER. EXPAND THE DISCUSSION TO DISCLOSE THE SPECIFIC CONSIDERATION THE BOARD GAVE TO THE INTERESTS IN REACHING ITS CONCLUSIONS TO APPROVE THE TRANSACTIONS. IF THE BOARD DID NOT CONSIDER THESE INTERESTS IN REACHING ITS CONCLUSION, SAY SO AND EXPLAIN WHY NOT. ALSO, IT APPEARS THAT PERSONS WHO HAD THESE INTERESTS BOTH NEGOTIATED THE TERMS OF THE PROPOSALS AND VOTED IN FAVOR OF THE PROPOSALS. DISCLOSE WHETHER THE INTERESTED INDIVIDUALS VOTED ON THE MATTERS THEY WERE INTERESTED IN. IF SO, PLEASE INCLUDE DISCLOSURE EXPLAINING WHY THESE PERSONS DETERMINED THAT IT WAS NOT NECESSARY OR APPROPRIATE FOR THEM TO ABSTAIN FROM VOTING ON THE TERMS OF THE MERGER PROPOSAL. IN THIS REGARD, WE NOTE THAT DISCLOSURE IN THE LAST PARAGRAPH OF PAGE 43 INDICATES THAT THE ENSTAR BOARD "CONSIDERED" THE INTERESTS BUT DOES NOT EXPLAIN WHAT THAT CONSIDERATION CONSISTED OF.

         The interests of the Enstar directors and executive officers in the transaction that may differ from those of unaffiliated shareholders have been identified on pages 52 and 53.

         Disclosure has been added with respect to the determination that the persons holding such interests should participate in the consideration of the merger on pages 4, 11, 44 and 46.

         As disclosed on such pages, Enstar's board considered such interests in making its recommendation.

         Enstar does not believe that it is possible to describe with any greater specificity the consideration that the board gave to those interests. There was no explicit weighting of such interests, and each director may have weighted such interests differently.

35. WE NOTE THAT AS PART OF THE RECAPITALIZATION AGREEMENT, ENSTAR MADE A PAYMENT OF $5,076,004 TO CASTLEWOOD, WHO IN TURN, PAID THIS SUM TO "CERTAIN" OF ITS EXECUTIVE OFFICERS AND EMPLOYEES. PLEASE IDENTIFY THE INDIVIDUALS WHO RECEIVED THESE PAYMENTS AND DISCUSS THE CONSIDERATION GIVEN TO THESE PAYMENTS IN YOUR NEGOTIATION OF THE TERMS OF THE MERGER. THE REVISED DISCLOSURE SHOULD EXPLAIN WHAT BENEFIT OR VALUE WAS RECEIVED BY ENSTAR, IF ANY, IN EXCHANGE, AND WHAT THE BOARD'S REASONS FOR APPROVING THIS TRANSACTION WERE.

         The Company has included the names of its executive officers and employees who will receive payment on page 52 of Amendment No. 1. The payment of this amount by Enstar to the Company was negotiated in connection with the negotiation of the transaction as a whole. The intent of the payment is to assist in the retention of the recipients of these payments following the merger. Enstar's board of directors, including all of its independent directors, reviewed this factor in its evaluation of the transaction and determined that the entirety of the transaction was fair to Enstar's shareholders. As previously stated, Enstar's board did not assign any special or relative weight to this factor, and each director may have weighed this factor differently in approving the transaction.

         PLEASE PROVIDE SIMILAR DISCLOSURE REGARDING ENSTAR'S INVESTMENT OF $25 MILLION IN THE J.C. FLOWERS II LP IN JUNE OF 2006.

         Enstar believes that no further disclosure is necessary. Enstar's investment in J.C. Flowers II, L.P. is unrelated to the merger. Enstar and the Company made initial commitments to invest $25 million and $75 million, respectively, in J.C. Flowers II, L.P. in February 2006, which commitments were accepted by J.C. Flowers II, L.P. in June 2006 along with other subscriptions to the fund. The aggregate commitments of Enstar and the Company represent less than 5% of the total amount expected to be committed to J.C. Flowers II, L.P.

36. PLEASE CONSIDER INCLUDING AN ADDITIONAL RISK FACTOR DISCUSSING THIS TRANSFER OF CASH FROM THE PUBLIC SHAREHOLDERS TO THE INSIDERS OF CASTLEWOOD. THE RISK FACTOR SHOULD EXPLAIN WHAT BENEFIT OR VALUE THE PUBLIC ENSTAR SHAREHOLDERS RECEIVED AS A RESULT OF THE PAYMENT.

         The Company does not believe that an additional risk factor addressing this issue is appropriate because the transfer of cash is a part of the entire transaction and there is no risk associated with this transfer.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER -- PAGE 46

37. PLEASE REVISE THE DISCLOSURE IN THE THIRD PARAGRAPH TO INDICATE, IF TRUE, THAT YOU HAVE DISCLOSED ALL MATERIAL FEDERAL TAX CONSEQUENCES OF THE MERGER.

         The first paragraph indicates that the disclosure includes the material U.S. federal income tax consequences to holders. In the third paragraph the words "is for general information only and" have been deleted.

38. WE NOTE THAT YOUR TAX OPINION HAS NOT YET BEEN FILED. PLEASE FILE IT AS SOON AS POSSIBLE TO ALLOW SUFFICIENT TIME FOR THE STAFF TO REVIEW IT PRIOR TO SUBMISSION OF ANY REQUEST FOR ACCELERATION OF EFFECTIVENESS OF THE REGISTRATION STATEMENT. WE MAY HAVE COMMENTS ON THE DISCLOSURE IN THIS SECTION ONCE WE REVIEW THE OPINION.

         A copy of the tax opinion of Debevoise & Plimpton LLP is being filed with Amendment No. 1.

39. CURRENTLY, THE DISCLOSURE IN THIS SECTION IS BASED ON THE ASSUMPTION THAT THE MERGER WILL BE TREATED AS A REORGANIZATION. IT IS INAPPROPRIATE TO ASSUME THE OUTCOME THAT COUNSEL IS OPINING ON. PLEASE REVISE THE DISCLOSURE TO SUMMARIZE THE BASIS FOR COUNSEL'S OPINION THAT THE MERGER WILL BE TREATED AS A REORGANIZATION. ALSO, IDENTIFY COUNSEL AND CLEARLY STATE COUNSEL'S CONCLUSION AS TO THE ISSUE THEY HAVE OPINED UPON (I.E. THE TAX TREATMENT OF THE MERGER.)

         The first paragraph under the heading "Tax Opinions" has been revised to more fully describe the basis for the Debevoise & Plimpton LLP tax opinion. The disclosure has also been revised to remove the assumption, to identify tax counsel and to state the conclusion in the Debevoise & Plimpton LLP tax opinion.

40. PLEASE MAKE SIMILAR REVISIONS TO THE DISCUSSION BEGINNING ON PAGE 186 OF THIS DOCUMENT.

         The Company has reviewed the disclosure on page 186 of the Registration Statement (page 200 of Amendment No. 1) and does not believe that similar assumptions have been made with respect to the tax summary provided.

         The Company has revised its disclosure on page 200 to address the Staff's comment.

INFORMATION ABOUT CASTLEWOOD, PAGE 71.

COMPANY OVERVIEW -- PAGE 71

41. IN THE LAST PARAGRAPH OF THIS SECTION ON PAGE 72, YOU SPECIFICALLY DISCUSS THE EXIT STRATEGIES OF COMMUTATIONS OR BUY-BACKS. PLEASE INCLUDE A MORE DETAILED DISCUSSION OF THIS PROCESS AND HOW IT WORKS.

         The Company has revised its disclosure on page 73 to address the Staff's comment.

RESERVES FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSE -- PAGE 76

42. PLEASE EXPLAIN TO US YOUR REASONS FOR SUBTRACTING THE "RESERVE FOR LOSS ADJUSTMENT EXPENSE" IN THE TABULAR PRESENTATIONS ON PAGE 78.

         The Company has revised its presentation such that it no longer subtracts the "Reserve for loss adjustment expense" in the tabular presentations on page 79 through 82 and through Amendment No. 1 to address the Staff's comment.

43. PLEASE EXPLAIN TO US HOW COME YOU APPARENTLY RECEIVED MORE THAN YOU PAID WITH RESPECT TO THE 2005 PERIOD FOR THE LINE ITEM "PAIDS RELATED TO OR YEARS" FOR THE B.H. ACQUISITION OPERATIONS TABLE AT THE TOP OF PAGE 81. ALSO DISCUSS FOR US THE

         APPROPRIATENESS OF PRESENTING THESE AMOUNTS FOR JUST THE PORTION RELATED TO CASTLEWOOD INSTEAD OF ALL THE OPERATIONS OF B.H. ACQUISITION.

         During 2005, BH Acquisition negotiated and completed a commutation transaction with a major reinsurer whereby BH Acquisition's right to recover future losses ceded to the reinsurer was exchanged for a payment of $23 million. The paid loss recoveries in the year, including the $23 million commutation receipt, exceeded the gross paid losses resulting in a net paid recovery in the year.

         The loss reserve development table for Castlewood's share of BH Acquisition's historical loss development has been presented so that investors may more readily determine the relative significance of BH Acquisition's loss development compared to Castlewood's consolidated loss development. In management's opinion this presentation is more meaningful for investors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- PAGE 98


BUSINESS OVERVIEW -- PAGE 99

44. IN THE RISK FACTOR "CERTAIN EXIT AND FINALITY STRATEGIES MAY NOT CONTINUE TO BE AVAILABLE," YOU DISCUSS THE FACT THAT CERTAIN SOLVENT SCHEMES THAT YOU HISTORICALLY PURSUED IN EUROPE APPEAR TO BE LESS AVAILABLE. PLEASE DISCUSS THE IMPLICATIONS OF THIS ON YOUR BUSINESS. INCLUDE WHETHER CERTAIN ACQUISITIONS WERE PURCHASED WITH THE PURSUIT OF THIS EXIT STRATEGY IN MIND, AND HOW THAT MAY AFFECT THE PROFITABILITY OF THOSE BOOKS OF BUSINESS.

         The Company has revised its disclosure on pages 107 and 108 to address the Staff's comment.

CRITICAL ACCOUNTANT POLICIES -- PAGE 103

LOSS AND LOSS ADJUSTMENT EXPENSES -- PAGE 103

45. WE BELIEVE YOUR DISCLOSURE IN THE CRITICAL ACCOUNTING ESTIMATES SECTION OF MD&A REGARDING THE ESTIMATION OF THE RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSES COULD BE IMPROVED TO BETTER EXPLAIN THE JUDGMENTS AND UNCERTAINTIES SURROUNDING THIS ESTIMATE AND THE POTENTIAL IMPACT ON YOUR FINANCIAL STATEMENTS. WE BELIEVE IN ORDER TO MEET THE PRINCIPAL OBJECTIVES OF MD&A THIS DISCLOSURE SHOULD ENABLE THE INVESTOR TO UNDERSTAND 1) MANAGEMENT'S METHOD FOR ESTABLISHING THE ESTIMATE; 2) WHETHER AND IF SO TO WHAT EXTENT AND WHY MANAGEMENT HAS ADJUSTED THEIR ASSUMPTIONS USED TO DETERMINE THE ESTIMATE FROM THE ASSUMPTIONS USED IN THE IMMEDIATELY PRECEDING PERIOD AND 3) THE POTENTIAL VARIABILITY IN THE MOST RECENT ESTIMATE AND THE IMPACT THIS VARIABILITY MAY HAVE ON REPORTED RESULTS, FINANCIAL CONDITION AND LIQUIDITY. PLEASE KEEP THE POINTS IN MIND IN PROVIDING US YOUR RESPONSES TO COMMENTS LISTED BELOW. PLEASE PROVIDE US, IN DISCLOSURE-TYPE FORMAT, THE FOLLOWING INFORMATION FOR

         EACH MATERIAL LINE OF BUSINESS AND ALSO CONSIDER PROVIDING ANY ADDITIONAL INFORMATION, IN DISCLOSURE-TYPE FORMAT, TO ACHIEVE THIS OBJECTIVE.

         a. PLEASE DISCLOSE THE AMOUNT OF THE GROSS RESERVES FOR LOSS AND LOSS ADJUSTMENT EXPENSE FOR EACH YEAR PRESENTED. INCLUDE THE AMOUNT OF IBNR SEPARATELY FOR EACH MATERIAL LINE OF BUSINESS.

                  The Company has provided the information requested by the Staff on page 111 of Amendment No. 1.

         b. PLEASE DESCRIBE THE METHODS YOU USED TO DETERMINE YOUR RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSE. PLEASE ENSURE THIS
                  DESCRIPTION:

                  1. IDENTIFIES THE UNIQUE DEVELOPMENT CHARACTERISTICS OF EACH MATERIAL SHORT-TAIL AND LONG-TAIL LINE OF BUSINESS.

                           The Company has included additional discussion on pages 112 through 114 of Amendment No. 1 to address the Staff's comment.

                  2. EXPLAIN WHICH METHODOLOGY YOU USED TO RECORD YOUR RESERVES. INCLUDE WHY YOU SELECTED THIS METHODOLOGY OVER ANY OF THE OTHER METHODOLOGIES AND WHETHER THE SAME METHODOLOGY WAS USED FOR ALL PERIODS. DISCLOSE THE RANGE OF OUTCOMES PRODUCED USING THESE VARIOUS METHODOLOGIES.

                           The Company has added additional discussion to the Loss and Loss Adjustment Expenses section on pages 112 through 114 of Amendment No. 1 to address the Staff's comment.

                  3. DESCRIBE THE METHOD YOU USE TO CALCULATE THE IBNR RESERVE FOR EACH MATERIAL LINE OF BUSINESS. FOR EXAMPLE, WE UNDERSTAND THAT SOME COMPANIES MAY CALCULATE THIS RESERVE BY ESTIMATING THE ULTIMATE UNPAID LIABILITY FIRST AND THEN REDUCING THAT AMOUNT BY CUMULATIVE PAID CLAIMS AND BY CASE RESERVES, BUT THERE MAY BE OTHER METHODS AS WELL.

                           The Company has added additional discussion to the Loss and Loss Adjustment Expenses section on page 118 of Amendment No. 1 to address the Staff's comment.

         c. IF MANAGEMENT HAS ADDED AN INCREMENTAL PROVISION TO THE RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSE DETERMINED BY YOUR ACTUARIES, QUANTIFY THE INCREMENTAL PROVISION, DESCRIBE THE METHOD USED BY MANAGEMENT TO DETERMINE IT AND THE EXTENT TO WHICH THAT METHOD DIFFERS FROM PERIOD TO PERIOD, AND IDENTIFY AND ANALYZE THE SPECIFIC

                  UNDERLYING REASONS THAT EXPLAIN WHY MANAGEMENT BELIEVES IT IS NECESSARY.

                  Management has not added any incremental provision to the reserve for loss and allocated loss adjustment expense determined by the actuaries.

         d. IT APPEARS THAT YOU HAVE SIGNIFICANTLY REVISED YOUR PROVISION FOR LOSSES OF INSURED EVENTS OF PRIOR YEARS. PLEASE PROVIDE THE FOLLOWING TO EXPLAIN THE REASONS FOR YOUR CHANGE IN ESTIMATE FOR YOUR RESERVES:

                  1. IDENTIFY AND DESCRIBE IN REASONABLE SPECIFICITY THE NATURE AND EXTENT OF A) NEW EVENTS THAT OCCURRED OR
                           B) ADDITIONAL EXPERIENCE/INFORMATION OBTAINED SINCE THE LAST REPORTING DATE THAT LED TO THE CHANGE IN ESTIMATES.

                           The Company has added additional disclosure regarding commutations to the Loss and Loss Adjustment Expenses section on pages 80 and 81 of Amendment No. 1 to address the Staff's comment.

                           It is not possible to quantify with specificity the isolated impact that commutations and policy buy-backs have on aggregate reserve changes because the Company estimates IBNR at the reserving category level as opposed to the individual contract level. Management evaluates commutation proposals by comparing negotiated settlement with the carrying value of losses payable and OLR.

                           Further, disclosure of this information could be prejudicial to the Company's ongoing commutation and policy buy-back discussions and negotiations with cedants and reinsurers.

                  2. ENSURE YOUR DISCLOSURE CLARIFIES THE TIMING OF THE CHANGE IN ESTIMATE SUCH AS WHY RECOGNITION OCCURRED IN THE PERIODS THAT IT DID AND WHY RECOGNITION IN EARLIER PERIODS WAS NOT REQUIRED.

                           The Company has added additional discussion to the Loss and Loss Adjustment Expenses section on page 119 of Amendment No. 1 to address the Staff's comment.

                  3. WITH RESPECT TO THE IMPACT THAT THE COMMUTATIONS AND POLICY BUY-BACKS INCLUDE THE AMOUNT OF THE CHANGES ATTRIBUTABLE TO THESE PRACTICES AS WELL AS A DISCUSSION OF THE RESERVES ASSOCIATED WITH THESE POLICIES AND THE AMOUNTS AGREED TO AT THE TIME OF THE SETTLEMENT.

                           It is not possible to quantify with specificity the isolated impact that commutations and policy buy-backs has on aggregate reserve changes because the Company estimates IBNR at the reserving category level as opposed to the individual contract level. Management evaluates commutation proposals by comparing negotiated settlement policies with losses payable and OLR.

         e. PLEASE IDENTIFY AND DESCRIBE THOSE KEY ASSUMPTIONS THAT MATERIALLY AFFECT THE ESTIMATE OF THE RESERVE FOR LOSS AND LOSS ADJUSTMENT EXPENSES. IN ADDITION PLEASE DISCLOSE THE
                  FOLLOWING:

                  1. FOR EACH OF YOUR KEY ASSUMPTIONS QUANTIFY AND EXPLAIN WHAT CAUSED THEM TO CHANGE FROM THE ASSUMPTIONS USED IN THE IMMEDIATELY PRECEDING PERIOD. PLEASE NOTE THAT THIS DISCUSSION SHOULD SUPPLEMENT, RATHER THAN DUPLICATE THE DISCLOSURE PROVIDED RESPONSIVE TO INDUSTRY GUIDE 6.

                           The Company has added additional discussion to the Loss and Loss Adjustment Expenses section on pages 116 and 117 of Amendment No. 1 to address the Staff's comment.

                  2. EXPLICITLY IDENTIFY AND DISCUSS KEY ASSUMPTIONS AS OF [LATEST BALANCE SHEET DATE] THAT ARE PREMISED ON FUTURE EMERGENCE THAT ARE INCONSISTENT WITH HISTORICAL LOSS RESERVE DEVELOPMENT PATTERNS AND EXPLAIN WHY THESE ASSUMPTIONS ARE NOW APPROPRIATE GIVEN THE INCONSISTENCY IDENTIFIED.

                           There are no key assumptions premised on future emergence that are inconsistent with historical loss reserve development patterns.

         f. IN ORDER TO SHOW INVESTORS THE POTENTIAL VARIABILITY IN THE MOST RECENT ESTIMATE OF YOUR LOSS RESERVE, QUANTIFY AND PRESENT PREFERABLY IN A TABULAR FORMAT THE IMPACT THAT REASONABLY LIKELY CHANGES IN THE KEY ASSUMPTIONS IDENTIFIED MAY HAVE ON REPORTED RESULTS, FINANCIAL POSITION AND LIQUIDITY. EXPLAIN WHY MANAGEMENT BELIEVES THE SCENARIOS QUANTIFIED ARE REASONABLY LIKELY. PLEASE NOTE THAT A SIMPLE CALCULATION OF A PERCENTAGE CHANGE IN THE RESERVES IS NOT SUFFICIENT TO THIS END.

                  The Company has added additional discussion and provided the requested information on page 117 of Amendment No. 1 to address the Staff's comment.

46. FOR YOUR ASBESTOS AND ENVIRONMENTAL EXPOSURE, PLEASE PROVIDE MORE PRECISE INSIGHT INTO THE EXISTENCE AND EFFECTS ON FUTURE OPERATIONS AND FINANCIAL CONDITION OF KNOWN

         TRENDS, EVENTS AND UNCERTAINTIES. DISCLOSURE YOU SHOULD CONSIDER, BUT NOT BE LIMITED TO, INCLUDES THE FOLLOWING INFORMATION:

         o        THE NUMBER OF CLAIMS PENDING AT EACH BALANCE SHEET DATE;


         o        THE NUMBER OF CLAIMS REPORTED FOR EACH PERIOD PRESENTED;


         o THE NUMBER OF CLAIMS DISMISSED, SETTLED, OR OTHERWISE RESOLVED FOR EACH PERIOD;

         o THE NATURE OF THE CLAIMS INCLUDING RELEVANT CHARACTERISTICS OF THE CLAIMANT POPULATION (E.G., INVOLVES A LARGE NUMBER OF RELATIVELY SMALL INDIVIDUAL CLAIMS OF A SIMILAR TYPE);

         o        THE TOTAL SETTLEMENT AMOUNT FOR EACH PERIOD;

         o        THE COST OF ADMINISTERING THE CLAIMS;

         o        EMERGING TRENDS THAT MAY RESULT IN FUTURE RESERVE ADJUSTMENTS;
                  AND

         o IF MANAGEMENT IS UNABLE TO ESTIMATE THE POSSIBLE LOSS OR RANGE OF LOSS, A STATEMENT TO THAT EFFECT.

         The Company has added additional disclosure on pages 80, 81, 113 and 114 of Amendment No. 1 to address the Staff's comment.

LIQUIDITY AND CAPITAL RESOURCES -- PAGE 121

47. BASED ON THE NATURE OF YOUR BUSINESS DESCRIBED THROUGHOUT THE DOCUMENT, GIVEN YOUR LACK OF REVENUES AND OTHER OPERATING CASH INFLOWS, IT APPEARS THAT THE ONLY AVAILABLE OPTIONS TO GENERATE CASH FROM EXTERNAL SOURCES ARE THROUGH FINANCING ACTIVITIES. PLEASE REVISE YOUR DISCUSSION TO MORE CLEARLY DISCUSS THIS LIMITATION. ALSO INCLUDE A DISCUSSION OF WHETHER OR NOT MANAGEMENT EXPECTS TO GENERATE CASH FLOWS FROM OPERATIONS, OR IF IT EXPECTS TO PRIMARILY USE CASH IN ITS OPERATIONS.

         The Company has revised its disclosure on pages 138 and 139 to address the Staff's comment.

48. ALSO PLEASE INCLUDE A DISCUSSION OF YOUR ASSET/LIABILITY MANAGEMENT PROCESS AND WHETHER THERE ARE ANY SIGNIFICANT VARIATIONS BETWEEN THE MATURITY OF YOUR INVESTMENTS AND THE EXPECTED PAYMENT OF YOUR LOSS RESERVES. INCLUDE A DISCUSSION OF THE IMPACT OF SELLING SECURITIES BEFORE ANTICIPATED OR THE USE OF CREDIT FACILITIES TO PAY FOR POLICY LIABILITIES WILL HAVE ON YOUR FUTURE LIQUIDITY AND RESULTS OF OPERATIONS AS WELL AS THE POTENTIAL IMPACT THAT THE CLASSIFICATION OF THE ASSETS AS HELD-TO-MATURITY MAY HAVE ON THESE DECISIONS.

         The Company has revised its disclosure on page 138 and 139 to address the Staff's comment.

AGGREGATE CONTRACTUAL OBLIGATIONS -- PAGE 123

49. PLEASE REVISE THE TABLE OF CONTRACTUAL OBLIGATIONS TO PRESENT THE RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES GROSS AND NOT NET OF THE EFFECT OF EXPECTED REINSURANCE RECOVERIES. IN ADDITION INCLUDE THE FINANCING COMMITMENTS RELATED TO CERTAIN INVESTMENTS THAT YOU HAVE ENTERED INTO.

         The Company has revised its disclosure on page 141 to address the Staff's comment.

QUANTITATIVE AND QUALITATIVE INFORMATION ABOUT MARKET RISK -- PAGE 124

50. PLEASE REVISE THIS DISCUSSION TO INCLUDE THE IMPACT OF FOREIGN CURRENCY RISK ON YOUR FINANCIAL STATEMENTS.

         The Company has revised its disclosure on page 143 to address the Staff's comment.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION -- PAGE 133

1.  ADJUSTMENTS TO THE PRO FORMA CONDENSED COMBINED BALANCE SHEET -- PAGE 137

NOTE U -- PAGE 141

51. PLEASE EXPLAIN TO US HOW YOU ARRIVED AT THE DECISION TO INCLUDE THIS AS A CHARGE DIRECTLY TO ADDITIONAL PAID-IN CAPITAL. PLEASE PROVIDE ANY REFERENCES TO THE SPECIFIC PARAGRAPHS WITHIN THE APPLICABLE AUTHORITATIVE LITERATURE UPON WHICH YOU RELIED IN MAKING THIS DETERMINATION.

         The fair value of New Enstar stock to be issued in connection with the acquisition of Enstar in excess of the par value of that stock has been credited to Additional Paid in Capital.

         Bermuda law requires that the excess of the value of the shares issued over the par value of those shares be credited to an equity account called "share premium". Section 40(1) of the Bermuda Companies Act 1981 states: "Where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount or value of the premiums on those shares shall be transferred to an account, to be called "the share premium account" ...." U.S. GAAP nomenclature for
         "share premium" is additional paid in capital.

         Accounting Principles Board Opinion 6, Status of Accounting Research Bulletins, paragraph 12(a) contemplates the allocation of any excess of the purchase price of retired stock over the par or stated value of that stock to additional paid in capital to the extent, inter alia, of additional paid in capital on the same issue, which would seem to contemplate that any excess of issue price over par or stated value would be credited to additional paid in capital.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS -- PAGE 150

52. PLEASE EXPAND THE APPROPRIATE PARAGRAPHS TO DISCLOSE HOW AND HOW MUCH THE MANAGEMENT OF FLOWERS FUND AND JCF CFN IS COMPENSATED.

         The Company has revised its disclosure on page 167 to address the Staff's comment.

53. EXPAND THE THIRD PARAGRAPH TO DISCLOSE WHAT EACH OF CASTLEWOOD AND SHINSEI PAID FOR THEIR INVESTMENT IN AIOI INSURANCE COMPANY OF EUROPE LTD. AND WHAT PERCENTAGE OF AIOI EACH RECEIVED.

         The Company has revised its disclosure on page 166 to address the Staff's comment.

54. PLEASE EXPAND THE DISCLOSURE IN THE FOURTH PARAGRAPH ON PAGE 150 TO DISCLOSE THE TOTAL AMOUNT PAID TO MS. ASHLEY HOLMES TO DATE FOR HER CONSULTING SERVICES AND WHETHER SHE WILL CONTINUE TO PROVIDE THE SERVICES TO NEW ENSTAR.

         The Company has revised its disclosure on page 166 to address the Staff's comment.

55. PLEASE REFER TO THE DISCLOSURE IN THE FIFTH PARAGRAPH OF PAGE 150 AND THE LAST PARAGRAPH OF PAGE 151. COMPARE WHAT BOTH CASTLEWOOD AND ENSTAR PAID FOR THEIR LIMITED PARTNERSHIP INTEREST IN NIB PARTNERS AND RECEIVED RETURN AS A PARTNERSHIP INTEREST WITH WHAT MR. FLOWERS AND EACH MEMBER OF MANAGEMENT PAID AND RECEIVED. EXPLAIN THE TYPE OF PARTNERSHIP INTEREST AND PERCENTAGE INTERESTS EACH RECEIVED AND DISCLOSE HOW THE PARTNERSHIP AGREEMENT DIVIDES EXPENSES AND INCOME BETWEEN LIMITED AND GENERAL PARTNERS. EXPLAIN HOW AND HOW MUCH THE GENERAL PARTNERS ARE COMPENSATED FOR PROVIDING MANAGEMENT SERVICES TO THE PARTNERSHIP. PROVIDE THE SAME INFORMATION FOR CASSANDRA LLC AND LP AND THE AFFIRMATIVE INVESTMENT LP.

         Enstar and Castlewood paid for and received ownership interests in NIB Partners, Cassandra LLC and LP and Affirmative Investment LP on a pro rata basis to Mr. Flowers and other members of management. The fees and other compensation that are payable to affiliates of Mr. Flowers by the other limited partners in connection with such investments have been waived for both Enstar and Castlewood. Castlewood and Enstar will not pay any fees or other compensation to affiliates of Mr. Flowers in connection with these investments.

         The Company has revised the disclosure on pages 166 through 168 to address the Staff's comment.

FINANCIAL STATEMENTS -- DECEMBER 31, 2005

CONSOLIDATED STATEMENTS OF EARNINGS, PAGE F-4

56. YOUR CURRENT PRESENTATION IMPLIES THAT THE "NET REDUCTION IN LOSS AND LOSS ADJUSTMENT EXPENSE LIABILITIES" REPRESENTS REVENUE. IN FACT ON PAGE 108 OF THE DOCUMENT YOU ACTUALLY REFERENCE THE ITEMS AS REVENUES. PLEASE REVISE YOUR PRESENTATION TO INCLUDE THIS LINE ITEM OUTSIDE OF THE "INCOME" OR "REVENUES" SECTION.

         The Company has revised its presentation throughout Amendment No. 1 to address the Staff's comment.

57. PLEASE REVISE THIS PRESENTATION TO REMOVE THE LINE ITEM "FOREIGN EXCHANGE (LOSS)/GAIN" FROM THE "INCOME" OR "REVENUE" SECTION.

         The Company has revised its presentation throughout Amendment No. 1 to address the Staff's comment.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE F-7

58. PLEASE EXPLAIN TO US IN GREATER DETAIL WHAT THE "ACQUISITION OF SHARES AND CONTRIBUTION TO SURPLUS OF SUBSIDIARY BY MINORITY INTEREST" THAT OCCURRED IN 2003 REPRESENTS. INCLUDE THE ACCOUNTING TREATMENT APPLIED TO THIS CONTRIBUTION.

         In 2003, the Company and Shinsei subscribed for a 50.1% and 49.9% economic interest, respectively, in a holding company, Hillcot Holdings Ltd. ("Hillcot"), formed for the purpose of acquiring The Toa-Re Insurance Company (UK) Limited. Shinsei and the Company each made cash contributions, in the same proportions as their economic interests, to fund the purchase. The 2003 consolidated statement of cash flows includes as a financing item the U.S. equivalent of amounts paid by Shinsei to acquire Hillcot shares and as a contribution toward financing this acquisition. Hillcot recorded the contribution as an increase in cash and an increase in share capital and additional paid in capital. The Company's consolidated financial statements include 100% of the financial position and results of operations of Hillcot, with 49.9% of these amounts recorded as a minority interest held by Shinshei.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-8

2.  SIGNIFICANT ACCOUNTING POLICIES, PAGE F-8

LOSSES AND LOSS ADJUSTMENT EXPENSES, PAGE F-9

59. PLEASE EXPLAIN TO US HOW YOUR POLICY TO AMORTIZE THE PROVISIONS THAT YOU ESTABLISHED FOR THE LOSS ADJUSTMENT EXPENSES RELATED TO FUTURE RUN-OFF COSTS COMPLIES WITH GAAP.

         Financial Accounting Standards Board statement 60 "Accounting and Reporting by Insurance Enterprises," paragraph 20 requires "a liability for all costs expected to be incurred in connection with the settlement of unpaid claims to be accrued when the related liability for unpaid claims is accrued." A substantial activity for a (re)insurance company in run-off is the adjustment and settlement of claims and billing and collection of related reinsurance and almost all of its operating costs are incurred in connection with this activity.

         The purchase price that Castlewood is prepared to pay to acquire a
         (re)insurance company in run-off explicitly includes provision for the costs of administering that run-off. These costs are accrued as loss adjustment expense liabilities in accounting for the acquisition, and are released to income over the estimated term of the run-off. Provisions for loss and loss adjustment expense liabilities are reassessed at each reporting date and adjusted should estimates of the annual costs or run-off period change.

3.  ACQUISITIONS, PAGE F-11

2004, PAGE F-11

60. PLEASE EXPLAIN TO US AND DISCLOSE WHY YOU WERE ABLE TO PURCHASE THE MERCANTILE NET ASSETS AT SUCH A SIGNIFICANT DISCOUNT. INCLUDE WHETHER THIS HAS ANY IMPLICATIONS TO THE RISKS ASSUMED BY THE COMPANY WITH RESPECT TO THIS ACQUISITION.

         The Company has provided additional disclosure on page 134 to address the Staff's comment. The aggregate adverse loss development indemnities provide coverage capped at worst plausible case loss and loss adjustment reserves. As a result of these indemnities, the discount has no implications to the risks assumed by the Company with respect to this acquisition.

5.  INVESTMENTS, PAGE F-12

TRADING, PAGE F-14

61. PLEASE EXPLAIN TO US THE NATURE OF THESE TRADING SECURITIES INCLUDING YOUR INTENTIONS AND FORM OF ACQUISITION. INCLUDE WHY MANAGEMENT CHANGED ITS INVESTMENT STRATEGY AND HOW THIS MAY POTENTIALLY AFFECT YOUR OPERATIONS.

         During 2004 the Company, though its subsidiary, acquired Harper Insurance Limited ("Harper") (formerly Turegum Insurance Company). As part of the acquisition, the Company acquired Harper's fixed income portfolio. Upon completion of the acquisition, Harper's fixed income investment portfolio was reviewed by management, taking into account the Company's run-off strategy for Harper's liabilities. Fixed income maturities were selected to provide, together with the short-term cash investments, sufficient cash flow to fund expected claims payments, while maximizing interest income. As a result of this analysis, the Company classified certain fixed income securities as held to maturity. Fixed income securities that were not part of the Company's run-off strategy were classified as trading as management intended to sell these securities in the near term. The securities designated as trading were completely sold in the first quarter of 2005.

10.  SHARE CAPITAL, PAGE F-18

62. PLEASE DESCRIBE IN GREATER DETAIL THE REDEMPTION CHARACTERISTICS OF THE "CLASS E ORDINARY NON-VOTING REDEEMABLE SHARES." INCLUDE THE CIRCUMSTANCES UNDER WHICH THEY BECOME REDEEMABLE AND AT WHOSE OPTION THE REDEMPTION IS. INCLUDE YOUR CONSIDERATION OF WHETHER THESE SHARES SHOULD BE CLASSIFIED OUTSIDE OF EQUITY AS A RESULT OF THIS REDEMPTION FEATURE.

         Class E shares are non-voting and were issued to the shareholders of Castlewood Limited (a subsidiary of Castlewood), together with the Class C shares, upon the acquisition of Castlewood Limited by Castlewood Holdings. Upon the declaration of dividends by the Company on Class C Shares, the holders of Class E Shares have the option to redeem Class E Shares. The amount of Class E Shares that are eligible for redemption is equal to the total dividend declared on the Class C Shares, as the Class E Shares are redeemable at their par value of $1 per share. The holders of Class E shares are not entitled to any dividends or rights to participate in any distributions of assets upon liquidation.

         Class E Shares are not mandatorily redeemable nor is their redemption an unconditional obligation. Instead, the redemption of Class E Shares is dependent on the payment of dividends on Class C Shares, an event which was not definitely certain to occur. There is no mechanism in the Company's bye-laws or any privilege or rights which would allow for the Class C shareholders to force the Company to make a dividend payment.

         All Class E shares were fully redeemed during the second quarter of 2006.

         The Company has revised its disclosure on page F-18 to address the Staff's comment.

11.  ADDITIONAL PAID-IN CAPITAL, PAGE F-18

63. PLEASE DESCRIBE TO US AND DISCLOSE IN GREATER DETAIL THE FACTS AND CIRCUMSTANCES THAT RESULTED IN THE $14 MILLION CONTRIBUTION RECORDED HERE IN 2003.

         As part of the 2001 acquisition of Castlewood Limited by the Company the non-management shareholders of the Company agreed to fund up to $79 million in (re)insurance acquisitions by the Company. The capital contribution by those two shareholder groups in 2003 represents the final payment of that $79 million commitment. $65 million of this commitment was funded by the non-management shareholders prior to 2003.

         The Company has revised its disclosure on page F-19 to address the Staff's comment.

13.  EMPLOYEE BENEFITS, PAGE F-19

64. PLEASE EXPLAIN TO US HOW YOU DETERMINED THE FAIR VALUES TO ASSIGN TO THE SHARES ISSUED UNDER THE PROGRAMS.

         Class C and E Shares awarded and issued on November 1, 2002 were recorded at estimated fair value at the date of the award. Determining the fair value of our stock required making complex and subjective judgments. The Company's approach to valuation was based on a discounted cash flow approach that uses its estimates of revenue, driven by assumed growth rates, and estimated costs as well as appropriate discount rates. These estimates were consistent with the plans and estimates that the Company's management use to manage the Company's business. The valuation and was completed in the 4th quarter of 2002 based on the Company's financial information as at September 30, 2002.

         Class D Shares issued in 2004 and 2005 were recorded at book value. Additional amounts were charged to income in reporting periods subsequent to the issue of the shares to reflect increases in book value related to the vested portion of these awards. The terms of the D shares provide the Company with an option to acquire vested D shares for book value and unvested shares for nominal consideration when those employees cease to be employed by the Company.

         On May 23, 2006, the Company entered into a merger agreement and a recapitalization agreement. The execution of these agreements changed the accounting treatment of the Company's employee share plan from a book value plan to a fair value plan. As a result of this modification of the award, Castlewood recognized additional stock-based compensation of $15,584 for the three month and six months ended June 30, 2006, respectively, due to the adoption of FAS No. 123(R) Share-Based Payment related to the recording of the employee plan using the fair value method.

14.  EARNINGS PER SHARE, PAGE F-19

65. PLEASE EXPLAIN TO US WHY YOU APPARENTLY HAVE NOT INCLUDED THE "CLASS E ORDINARY NON-VOTING REDEEMABLE SHARES" IN THESE EARNINGS PER SHARE CALCULATIONS.

         The holders of Class E shares are not entitled to any dividends or rights to participate in any distributions of assets upon liquidation. As a result, the Class E shares do not meet the definition of a participating security in FAS Statement No. 128 Earnings Per Share, and therefore the Two-Class Method of Earnings Per Share has not been applied.

18.  TAXATION, PAGE F-21

66. PLEASE PROVIDE TO US AND DISCLOSE A MORE DETAILED DISCUSSION OF THE UK OPERATIONS THAT RESULTED IN THE "BENEFIT OF LOSS CARRY-FORWARD" AND THE CORRESPONDING "VALUATION ALLOWANCE." INCLUDE A BETTER DISCUSSION OF WHY IT IS MORE LIKELY THAN NOT THAT THE CARRY-FORWARDS WILL NOT BE UTILIZED.

         At the time of the acquisition of each of the Company's U.K. insurance and reinsurance subsidiaries, each company had tax loss carry-forwards that arose prior to acquisition as such entities had performed poorly and generated tax losses. Under U.K. tax law, the tax loss carry-forwards attributable to the acquired companies are retained by them on acquisition by the Company and are available to offset future taxable income generated by the acquired company without time limit and, in accordance with S107(4) of the Finance Act 2000, are also available to offset taxable income generated by the Company's U.K. consulting subsidiaries.

         As the insurance and reinsurance subsidiaries' investment income is largely offset by expenses, the only future taxable revenue of such entities consists of the reduction in net loss and loss adjustment expense liabilities generated by future commutations, policy buybacks and favorable claims settlements. As the timing and benefit of such future activities is unpredictable, the Company has adopted a prudent approach of assuming that it is more likely than not that the carry-forwards will not be utilized and, therefore a valuation allowance of 100% has been provided with respect to this element of the potential future tax benefit.

         Although not passed into legislation yet, the U.K. tax authorities have confirmed that the benefits provided by S107(4) of the Finance Act 2000, which provides the ability to utilize tax loss carry-forwards to offset taxable income generated by Castlewood's U.K. consulting subsidiaries, will be terminated with effect from the end of 2006. As such, only the taxable earnings generated by Castlewood's U.K. consulting operations for the year ended December 31, 2006 could benefit from the tax loss carry-forwards as at December 31, 2005. As these amounts are expected to be immaterial, a valuation allowance of 100% of this element of the potential future benefit of the tax loss carry-forwards has been provided.

         The Company has revised its disclosure on page F-22 to address the Staff's comment.

19.  STATUTORY REQUIREMENTS, PAGE F-21

67. PLEASE REVISE YOUR DISCLOSURE TO INCLUDE A DISCUSSION OF THE NATURE OF ANY STATUTORY LIMITATIONS RELATED TO DIVIDENDS. ALSO EXPLAIN TO US WHY YOU DID NOT INCLUDE ANY DISCLOSURES RELATED TO THE STATUTORY INCOME IN THIS DISCUSSION.

         The Company has revised the disclosure on pages F-23 to address the Staff's comment.

         The disclosures related to statutory income were excluded previously as management did not believe that it added any useful information as the Company's reinsurance subsidiaries, which operate in Bermuda and Europe, are not regulated by statutory net income, but are regulated by their statutory capital and surplus.

FINANCIAL STATEMENTS -- MARCH 31, 2006

3.  ACQUISITION, PAGE F-34

68. PLEASE EXPLAIN TO US THE ACCOUNTING TREATMENT APPLIED TO THE $22.9 MILLION CONTRIBUTION TO HILLCOT AND THE $21.0 MILLION ADVANCE FROM THE MINORITY INTEREST PARTNER RELATED TO THIS ACQUISITION.

         The consolidated financial statements of the Company at June 30, 2006 reflect the $22.9 million of minority contribution to surplus as an increase in minority interest.

         In 2006, the Company and Shinshei contributed $23.0 million and $22.9 million, respectively, in proportion to their 50.1% and 49.9% economic interest, respectively, in Hillcot to fund the acquisition of Aioi Insurance Company of Europe Ltd. ("Aioi").

         Hillcot recorded the $22.9 million contribution as an increase in cash and an increase in additional paid in capital. The Company's consolidated financial statements include 100% of the financial position and results of operations of Hillcot, with 49.9% of these amounts recorded as a minority interest.

         On March 27, 2006 a $21.0 million advance was obtained from Shinsei by Hillcot because bank financing for a portion of the purchase price of Aioi had not been finalized at the time the purchase price was paid. The bank financing was finalized on April 12, 2006 and the advance was repaid on April 13, 2006. Hillcot recorded the advance from Shinsei as an increase in cash and an increase in other liabilities.

6.  SUBSEQUENT EVENTS, PAGE F-36

69. IN THE SECOND FULL PARAGRAPH ON PAGE F-37, YOU DISCUSS THE REPURCHASE OF SOME SHARES BY AIOI. PLEASE EXPLAIN TO US WHAT HAPPENED WITH RESPECT TO THIS ACQUISITION GIVEN THAT IT WAS ONLY ACQUIRED IN LATE MARCH 2006. INCLUDE THE NUMBER OF SHARES ACQUIRED IN MARCH AS WELL AS THE NUMBER OF SHARES SOLD IN MAY.

         The repurchase of 40 million shares, Pound Sterling1 par value per share, of the 156 million shares, Pound Sterling1 par value per share, that existed at the date of acquisition of Aioi subsequent to the purchase was contemplated by the purchase transaction. The repurchase was approved by the financial services regulator in the UK, the Financial Services Authority ("FSA"), as part of their approval of the overall purchase transaction. The repurchase was, as required under UK law, advertised and could not be effective for seven weeks pending any creditor objection. No objections were received, the shares were repurchased and the vendor loan note was repaid.

         The transaction was structured in this manner, whereby the repurchase of the shares was done subsequent to acquisition, as the vendor did not want to go through the process itself. However, approval by the FSA of the repurchase was a condition of the completion of the sale and, therefore, all parties involved in the negotiation of the sale of Aioi were aware that the reduction was to occur.

         See also the revised disclosure on page F-37.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES, PAGE II-1

70. PLEASE INCLUDE A LETTER FROM YOUR ACCOUNTANTS REGARDING UNAUDITED INTERIM FINANCIAL INFORMATION THAT COMPLIES WITH THE REQUIREMENTS OF
         ITEM 601(b)(15) OF REGULATION S-K. PLEASE ALSO FILE CONSENTS FROM YOUR ACCOUNTANTS FOR THE REVIEW REPORTS.

         Our accountants have provided a consent letter in relation to their reports on the audited financial statements for the years ended December 31, 2005, 2004 and 2003, which is included as Exhibit 23.1 to Amendment No. 1. Where their report on the review of unaudited interim financial information is included directly or incorporated by reference in a registration statement, their policy is not to provide a letter consenting to such inclusion or incorporation. Instead, they have issued an awareness letter regarding the unaudited interim financial information that complies with the requirements of Item 601(b)(15) of Regulation S-K, which is included as Exhibit 15.1 to Amendment No. 1

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005 -- THE ENSTAR GROUP, INC.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, PAGE 27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 30

71. THE OPINION FOR THE PERIOD ENDED DECEMBER 31, 2003 RELIES ON THE REPORT OF OTHER AUDITORS IN RELATION TO THE GREEN TREE FINANCIAL STATEMENT; PLEASE INCLUDE THE REPORT OF THE OTHER AUDITORS AND THEIR CONSENT TO INCLUDE IT.

         The Green Tree report has been included in The Enstar Group, Inc.'s Form 10-K/A filing dated September 19, 2006. A consent from the auditor is included as Exhibit 23.7 of Amendment No. 1.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 35

72. PLEASE EXPLAIN TO US HOW YOU ACCOUNTED FOR THE "MINORITY INTEREST'S CAPITAL CONTRIBUTION IN JCF CFN, NET."

         In Note 2: Significant Accounting Policies, specifically paragraphs (a) and (j), Enstar disclosed the accounting for the JCF CFN entities. Pursuant to the guidance in FIN 46, Enstar concluded that the JCF CFN entities are variable interest entities and that Enstar is the primary beneficiary of each of these entities. Therefore, Enstar consolidated the JCF CFN entities.

         The minority interest holder contributed 40% of the equity, totaling $10.2 million, for its interest in JCF CFN and its estimated share of the transaction expenses. When the actual transaction expenses were determined the month following the closing, the minority interest holders received a distribution of $194,000 from JCF CFN as a reimbursement for overestimated transaction expenses. Therefore, the contribution to JCF CFN capital by the minority interest holder was shown in the cash flow statement net of the distribution ($10,200,000 less the $194,000 distributed, or $10,006,000).

73. PLEASE EXPLAIN TO US WHY YOU INCLUDED "DIVIDENDS AND DISTRIBUTIONS RECEIVED FROM PARTIALLY OWNED EQUITY AFFILIATES" WITHIN CASH FLOWS FROM OPERATIONS. WE NOTE THAT IN THE CASTLEWOOD FINANCIAL STATEMENTS APPARENTLY SIMILAR TRANSACTION ARE INCLUDED IN INVESTING ACTIVITIES.

         In Note 1: Nature of Business, Enstar states that it is engaged in the operation of several equity affiliates in the financial services industry. In Note 4: Partially Owned Equity Affiliates, Enstar describes its investments in the Company and B.H. Acquisition as well as other less significant equity method investments. Note 4 discloses that Enstar owns a 50% voting interest and an economic interest of about 33% in these entities. Through these disclosures and elsewhere in the Form 10-K, Enstar attempted to provide the reader with an understanding of the financial position, results of operations and cash flows of its significant equity method investments. As such, Enstar believed it was appropriate to include the dividends and distributions, all of which are returns on equity investments rather than returns of capital, as cash flows from operating activities.

         The Company believes that Amendment No. 1 and the responses provided above fully address the matters contained in the Comment Letter. Please forward copies of any further comments that you may have to the undersigned at (215) 988-2757. If you have any questions, please do not hesitate to contact the undersigned at (215) 988-2759 or Joseph Guerriero at (609) 716-6587.

                                          Sincerely,

                                          /s/ Robert C. Juelke
                                          ----------------------
                                          Robert C. Juelke

cc:  Richard J. Harris
     John J. Oros
     Robert F. Quaintance, Esq.
     Mark Smith